SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2005 SEP 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 September 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

05011249

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

dlw 9/15

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\Y - SEC - LTIP Award - 6Sept05.doc

Severn Trent Plc has been informed that on 5 September 2005, 208,922 Ordinary Shares of 65 5/19 pence each in Severn Trent Plc were provisionally allocated under the terms of the Severn Trent Plc Long Term Incentive Plan 2005 to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out below. These Ordinary Shares will vest at the end of a three year performance period, depending on the achievement of performance targets, but will not require any payment from the Directors or PDMRs.

Name	Status	No. of Shares Subject to Award
C S Matthews	Director	53,333
M J Bettington	Director	23,333
R S Brydon Jannetta	Director	7,935
M R Wilson	Director	19,743
A P Wray	Director	17,948
P P Davies	PDMR	12,000
P J Gavan	PDMR	11,507
L F Graziano	PDMR	13,602
T W J Lowth	PDMR	9,600
S H Reilly	PDMR	7,307
A P Smith	PDMR	12,307
P K Tandon	PDMR	10,461
J Van den Arend Schmidt	PDMR	9,846

This notification is provided in accordance with DR3.1.4R(1).

www.severntrent.com

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

7 September 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Substantial Shareholder - Barclays	SE Announcement	01-Aug-2005	✓				✓	Filed with SEC on 1 August 2005
Block Listing Application	SE Announcement	22-Aug-2005	✓				✓	Filed with SEC on 22 August 2005
88(2) - Various - 10,933 shares	Co House Forms	12-Aug-2005		✓				
88(2) - FHF (Nominees) - 2,916 shares	Co House Forms	12-Aug-2005		✓				
88(2) - FHF (Nominees) - 14,914 shares	Co House Forms	18-Aug-2005		✓				
88(2) - FHF (Nominees) - 4,529 shares	Co House Forms	18-Aug-2005		✓				
88(2) - Various - 25,004 shares	Co House Forms	26-Aug-2005		✓				
Application of Securities to the Official List	UKLA	16-Aug-2005	✓					

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,833	6,100	
Nominal value of each share	65 5/19p	65 5/19P	
Amount (if any) paid or due on each share *(including any share premium)*	£7.20	£7.38	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F/ Nominees/Limited A/c CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2EP	Class of shares allotted Ordinary	Number allotted 6,100
Name TD Waterhouse Nominees /Europe/ Limited Desig: CESREG Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,333
Name Miss Susan Painting Address 19 Netherbridge Avenue, Lichfield, Staffordshire UK Postcode WS14 9UF	Class of shares allotted Ordinary	Number allotted 1,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 10,933

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 12/8/05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/1228	Tel: 01903 833436
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,916		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F/ Nominees/Limited A/c CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2EP	Class of shares allotted Ordinary	Number allotted 2,916
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,916

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 12/8/05

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/1452 Tel: 01903 833436
DX number *DX exchange*

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9305	5609	
Nominal value of each share	65 5/19P	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.20	£7.38	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name F H F Nominees Limited : Part ID 846: Desig CSOS Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 14,914
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **14,914**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 18. 8. 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gemma Knowles, Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

ESP/EXEC/MDG/E1585 Tel 0121 722 4935

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4529		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name F H F Nominees Limited : Part ID 846, Desig CSOS Address 28 Park Square West Leeds UK Postcode LS1 2PLQ	Class of shares allotted Ordinary	Number allotted 4,529
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,529**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 18.8.2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gemma Knowles, Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

ESP/EXEC/MDG/E1585 Tel: 0121 722 4935

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1756	11067	3289
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	799p	473p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total continued	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 8

Signed [signature] **Date** 26.8.2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/Allotment Team/GW/1931 Tel: 01903 833280
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5393	3004	421
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total continued	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 7

Signed [signature] **Date** 26. 8. 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/Allotment Team/GW/1931 Tel: 01903 833280

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	3 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	74		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	759p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES UK Postcode	Class of shares allotted ORDINARY	Number allotted 25004
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total:**	Number allotted **25004**

Please enter the number of continuation sheet(s) (if any) attached to this form : 6

Signed [signature] **Date** 26. 8. 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/Allotment Team/GW/1931 Tel: 01903 833280

DX number *DX exchange*

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

16 August 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 0121 722 4543
Direct Fax 0121 722 4290
Our Ref DC/dc

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Dear Sirs

We confirm that the issuer will not make an offer of transferable securities to the public of, or admit to trading on a regulated market in the UK, the securities which are the subject of the application until those securities are admitted to the official list.

We claim exemption to issue a prospectus under Prospectus Rule 1.2.3(6) as the application for listing relates to 1,400,000 new ordinary shares to be issued pursuant to block listings for the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

We confirm that these new ordinary shares will rank pari passu with the ordinary shares already admitted to trading.

The issue of shares does not constitute a public offer as the 1,400,000 new ordinary shares are to be offered pursuant to block listings for the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

Yours faithfully

Peter P Davies
Group General Counsel and Company Secretary

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

This form should be suitably amended for an *applicant* which is not a public limited company.

Admission to the *official list* will be simultaneous with *admission to trading* on an *RIE*'s market for listed securities. You will need to complete a separate application form to apply for trading on a *RIE.*

To: The *FSA*

Date: 16 August 2005

Severn Trent Plc___________ (the *applicant*) hereby applies for the *securities* described below to be admitted to the *official list* of the *FSA*.

COMPLETE AS APPROPRIATE:

Details of *equity shares* already *admitted* to the *official list*:			
Authorised		Denomination	Issued and paid up
520,175,751	in	$65^{5/19}$ pence each	348,145,595 (includes balance on current block listing of 454,851 shares)
	in		
	in		
£339,483,122			£227,210,809
Details and the legal description of *securities* for which this application is being made:			
Authorised		Denomination	Issued and paid up (inclusive of present value)
520,175,751	in	$65^{5/19}$ pence each	349,545,595
	in		
£339,483,122			£228,124,494
Nominal value		Redemption date	Coupon
£			

Amounts and descriptions of *securities* for which application is now being made (include distinctive numbers if any) where the *securities* are to be issued under a programme, give a description of the programme and the maximum amount of *securities* which may be *listed* at any one time:
1,400,000 ordinary shares of $65^{5/19}$ pence each fully paid

Type of issue for which application is being made:	
Block listing Severn Trent Sharesave Scheme	1,000,000
Block listing Severn Trent Share Option Scheme	400,000

Please specify where the *applicant* is listed and the nature of the listing:		
Primary	London Stock Exchange	- Full
Secondary	Not applicable	

Please specify on which *markets* the *applicant* has applied to have its *securities* traded:
London Stock Exchange

Confirmation

We acknowledge our obligations arising under the *listing rules* and the legal implications of *listing* under the Financial Services and Markets Act 2000. Accordingly, we confirm that:

(a) all the conditions for *listing* in the *listing rules* which are required to be fulfilled before the application have been fulfilled in relation to the *issuer* and the *securities* for which application is now made;

(b) all information required to be included in the *prospectus/listing particulars* has been included or, if the final version has not yet been submitted (or approved), will be included before it is submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in line with the *listing rules* and all other requirements of the *FSA* in respect of the application have been or will be complied with.

We undertake to comply with the *listing rules* so far as applicable to the *issuer*.

We undertake to comply with all applicable continuing obligations.

We acknowledge the obligation to comply with the requirement to publish a *supplementary prospectus* or *supplementary listing particulars* if, at any time after a *prospectus* or *listing*

particulars have been approved and before dealings in any *securities* covered by this application begin, the *issuer* becomes aware that a significant new factor, material mistake or inaccuracy has arisen or has been noted in relation to the information included in the *prospectus* or *listing particulars*.

SIGNED BY ______________________________
Peter Peers Davies
Group General Counsel and Company Secretary
for and on behalf of:
Severn Trent Plc (Name of *applicant*)

Application to be heard on:	
Admission expected to be effective on:	

Name(s) of contact(s) at *applicant* regarding the application:	David Chettle
Telephone number(s) of contact(s) at *applicant* regarding the application:	0121 722 4543

Additional Information

Details of how fee's have been paid	
Method	Amount and date
Cheque	
BAC's/CHAP's (reference details required)	
Credit Card	
FTSE Classification (if known)	
FTSE Indices (if known)	
Countries of Secondary Listing (if applicable)	
Accounting Standards used	
Auditing Standards used	

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed**. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 3545**.

Application to be considered on (date):
Dealings expected to commence on (date):

1. Full legal name of issuer: Severn Trent Plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EU competent authority for listing ***(if not UKLA)*****:**

a. Will the securities also be admitted to the Official List of the UKLA? YES/NO

b. If appropriate, has the "passport" been lodged with the UKLA? YES/NO

4. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block Listing

5.* Expected size of offer (£m):

6.* Expected market cap. post issue :

7. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

1,400,000 ordinary shares of 65 5/19 pence each fully paid

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** YES

b. **with an existing class of security?** YES

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: As shares are allotted

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED

11. **Default place of settlement (system):** CREST

12. **Issuer details:**

a. **Contact name:** David Chettle

b. **Job Title:** Senior Assistant Company Secretary

c. **Telephone Number:** 0121 722 4543

d. **Email address:** **david.chettle@stplc.com**

13. **Invoicing – Value Added Tax (VAT)**

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. **Country of Principal Place of Business (PPB):** United Kingdom

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: ✓ NO:

c. **Is the Issuer registered for VAT in another EC country?** YES: NO: ✓

d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status):*

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:**	Not applicable
b. **Telephone Number:**	
c. **Email address:**	

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	Peter Peers Davies
Job Title:	Group General Counsel and Company Secretary	**Date:**	16 August 2005

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Severn Trent Plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.